Shire plc Corporate Headquarters: 5 Riverwalk Citywest Business Campus Dublin 24 Ireland www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

June 8, 2016

Re:	Shire plc Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 23, 2016 File No. 000-29630

Dear Mr. Rosenberg,

The following is in response to your comment letter addressed to Dr. Flemming Ornskov, Chief Executive Officer of Shire plc (the “Company”) dated May 25, 2016 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”).

We have repeated your numbered comments and provided a response to your comments below.

Notes to Consolidated Financial Statements

3. Business combinations
Acquisition of NPS Pharma, F-23

1.	You disclose that the useful life for intellectual property rights for NPS Pharma’s currently marketed products, which amounted to $4.6 billion and was primarily attributed to NATPARA/NATPAR and GATTEX/REVESTIVE, is 24 years. However, on page 26, you also disclose that patents associated with these products expire between April 14, 2016 and November 1, 2025. Please tell us the factors considered in determining useful life and your basis for concluding that these assigned lives are reasonable, particularly when the estimated useful life extends so far beyond the patent expiration dates. In addition, explain why your use of a straight line method is appropriate considering your amortization period extends significantly beyond the exclusivity period.

Response:

The Company determined a useful life of 24 years for these intangible assets, and believes that this is reasonable and appropriate, as this is the period over which the assets are expected to generate future economic benefits and contribute to the future cash flows of the Company. The Company considered, among other things, the factors outlined in FASB ASC 350-30-35-3 in reaching this conclusion.

The Company advises the Staff that, while the U.S. patent for NATPARA/NATPAR is scheduled to expire in 2016 (extendable to 2018 subject to an anticipated grant of a patent term extension) (expiry of EU patent in 2021) and U.S. patents for GATTEX/REVESTIVE are scheduled to expire between 2016 and 2025 (expiry of EU patent in 2022), the length of patent protection is only one factor which the Company considered in determining the useful lives of these products. We also considered other regulations that provide data exclusivity and protection beyond patent lives, the effects of obsolescence, demand and competition, and our expected use of the assets.

In concluding that a useful life of 24 years was reasonable and appropriate, in addition to the length of patent protection the Company also considered the following factors and circumstances in particular, among others:

•	NATPARA has been approved under a Biologics License Application by the FDA and has been granted 7 years orphan drug exclusivity ("ODE") from its first licensure, which offers additional protection in addition to patent expiration. In the U.S. NATPARA also benefits from 12 years of reference product exclusivity ("RPE") from the date of its first licensure. RPE is granted to innovator biologics in the U.S. under the Biologics Price Competition and Innovation Act of 2009 (the "BPCI Act"). The RPE provides effective legal barriers to entry from biosimilar competition until 2027. In the EU, NATPAR has also been granted ODE and the Company anticipates that NATPAR will benefit from regulatory exclusivity for 10 years from date of regulatory approval.

•	GATTEX/REVESTIVE have also been afforded ODE in the U.S. and EU respectively, and REVESTIVE further benefits from EU data/marketing exclusivity.

•	Similar to other biologic drug products, the Company believes there are additional barriers to entry that last beyond loss of patent or other regulatory exclusivity for both these products. For example, the BPCI Act establishes stringent requirements for applicants seeking to reference biological products, such as NATPARA/NATPAR. In fact, the FDA has only approved two biosimilar products to date. In addition, products which are regulated as drugs but are more complex than small molecule pharmaceuticals, like GATTEX, often present difficult bioequivalence issues for FDA. In addition, replicating successfully the products' recombinant manufacturing processes will likely prove to be an expensive and lengthy undertaking, which mitigates the risk and impact of generic or biosimilar entrants or new entrants using existing technologies. Further, given that the treatments for which the products are indicated are generally not easily substitutable, the Company expects significant sales of these products to continue even if new technologies or products reach the market in the future, as it is not anticipated that patients receiving adequate treatment from these products would readily switch to a new product absent the new product providing a significantly superior health outcome.

In light of the above facts and circumstances, the Company believes that these products have long lives with stable cash flows that can be reasonably estimated. Internal financial projections and long range plans prepared prior, during, and after the acquisition of these assets, expect significant revenue and stable cash flow contributions extending beyond 2038. These cash flows reflect the Company's estimate of the impact of biosimilar or generic entrants shortly after loss of exclusivity of these products (i.e., 2026 for GATTEX and 2027 for NATPARA). Whilst a decline in revenues and loss of market share (particularly with regards to new patients) is reflected in the estimated expected cash flows for both these products during this period, the Company believes the barriers to entry, discussed above, will help protect the market positions of the products and preserve their useful lives. Furthermore, the Company currently is not aware of any major changes in the conduct of the therapy or competing products being developed at this time that may cause sales volumes to decline significantly.

The Company also advises the Staff that it has experienced similar trends with other products in the past. For example the patent protection and regulatory exclusivity for PENTASA expired in 2002 and 1996, respectively, but this product is still contributing significant revenues and cash flows for the Company, generating more than $300 million in revenue in 2015 with a significant market share of the 5-ASA market in the U.S. These revenues have continued, in part, because the FDA has not yet approved a generic version of PENTASA as it has been difficult to assess bioequivalence.

Finally, as future cash flows with respect to these products are expected to exceed 20 years and remain relatively stable, the Company has utilized a straight-line amortization period as this method best reflects the pattern in which the economic benefits of these intangible assets are expected to be consumed.

Notes to Consolidated Financial Statements
26. Taxation, page F-56

2.	In your reconciliation of the statutory tax rate to provision for income taxes on continuing operations, you describe the adjustment for intra-group items as related to inter-company dividends and other intra-territory eliminations. Please explain to us why these items reduce your effective tax rate.

Response:

As a multinational corporation with operations in various foreign jurisdictions, intra-group transactions are subject to differences in tax rates and tax rules.

The items included within “intra-group items” that reduce the Company’s effective tax rate relate to cross-border intra-group arrangements (largely arising from acquisitions of unrelated third parties) resulting in costs including dividends and interest that are tax deductible in the payor’s jurisdiction. These costs are typically incurred in higher tax territories.

The corresponding income is received and taxed in a territory that results in the income being taxed at a lower effective rate than the statutory rate through a specific notional income deduction required by tax statute in the territory or subject to specific exemption due to specific tax statute. Thus the income is subject to tax at a lower effective tax rate than the recipient’s statutory tax rate, resulting in a permanent reduction in our effective tax rate.

In identifying the line item “intra-group items” we have specifically isolated those cross-border items that rely on a specific exemption or notional deduction under the regulations of the respective territories. They represent more than 5% of the tax on income before taxes computed at the Irish statutory tax rate and are not due to the differential between statutory foreign tax rates and the Irish statutory tax rate.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Jeffrey Poulton

Jeffrey Poulton
Chief Financial Officer